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03 MAR -3 AM 7:21

PROCESSED

MAR 10 2003

THOMSON
FINANCIAL

03007036

SUPPL

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

February 26, 2002

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Fourth Quarter Report 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

dlw 3/3

17126047 02970609

4th Quarter Report 2002

SCHWARZ PHARMA

Financial Calendar

February 19, 2003	*Press and Analyst's conference, "R&D Day"*
April 30, 2003	*1st Quarter Report 2003*
May 13, 2003	*Annual Meeting of Shareholders*
July 28, 2003	*2nd Quarter Report 2003*
October 27, 2003	*3rd Quarter Report 2003*

SCHWARZ PHARMA

Our annual report and additional information are available on the Internet at:
www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
D-40789 Monheim

Phone *+49-(0)2173-48-1377 and -1238*
Fax *+49-(0)2173-48-1856*
Email *info@schwarzpharma.com*

Antje Witte, Investor Relations
Phone *+49-(0)2173-48-1866*
Email *antje.witte@schwarzpharma.com*

SCHWARZ PHARMA – HIGHLIGHTS

- ***Sales: +25.5%***
  In 2002, sales of the SCHWARZ PHARMA GROUP rose by 25.5% to € 963.5 million. Adjusted for currency fluctuations, the corresponding increase was 28.6%. In the U.S. sales rose significantly by 75.2% to € 404.5 million. In Germany pharmaceutical sales increased by 6.0% to € 222.7 million and in other European markets sales grew by 3.7% to € 281.6 million. The Asian business increased by 40.4% to € 24.8 million.

- ***Net income: +19.5%, adjusted +200%***
  Adjusted for the 2001 Axcan non-recurring earnings, SCHWARZ PHARMA'S Group net income from increased € 16.1 million to € 48.4 million. Unadjusted the corresponding increase was 19.5%. An ordinary dividend of € 0.60 per share is proposed.

- ***Omeprazole: Successful product launch***
  On December 9, 2002 SCHWARZ PHARMA'S subsidiary Kremers Urban Development Co. (KUDCo) launched its generic product Omeprazole in the U.S. market. Sales in December totaled € 176.3 million.

- ***Outlook: Strong sales and earnings increase***
  Marketing of the generic drug Omeprazole will positively contribute to the growth potential of the SCHWARZ PHARMA-Group. At the current US-Dollar exchange rate 2003 sales volume could reach the € 1.8 billion mark. The resulting net income for 2003 may rise to € 200 million.

- ***R&D: A second project enters Phase III***
  The urology project fesoterodine moves into phase III after promising phase IIb-results. Phase II studies with Harkoseride for the treatment of neuropathic pain show encouraging results for diabetic neuropathy: Clear efficacy and good tolerability in this serious and underserved disease. All other four development projects in the indications neurology and urology are on schedule.

Breakdown of sales by region


Asia
3%
Germany
25%
USA
42%
Europe
30%

Breakdown of sales by indication


Urology
4%
Central Nervous
System
4%
Others
12%
Cardiovascular
48%
32%
Gastrointestinal

Sales Development January – December 2002: +25.5%

Sales of the SCHWARZ PHARMA Group in 2002 rose by 25.5% to € 963.5 million. Adjusted for currency fluctuations, the sales increase amounted to 28.6%. The development of sales in the pharmaceutical business was as follows:

Europe

The German marketing organization achieved an increase of sales by 6.0% to € 222.7 million. The products with the highest sales contribution were the gastrointestinal agent Rifun® (pantoprazole; € 36.1m; +7.7%), the anti-asthmatic drug Atmadisc® (salmeterol xinafoate; € 28.0m; +75.2%) and the anti-hypertensive drug Provas® (valsartan; € 24.5m; +45.4%).
In other European markets, sales increased by 3.7% to € 281.6 million. Sales developments varied by country: In Italy, sales rose by 3.2% to € 58.9 million. In France, sales declines could be reduced over the course of the year. Sales declined less than expected by -1.6% to € 56.2 million. The Spanish market is still under the influence of state-mandated price reductions and SCHWARZ PHARMA sales declined by 5.4% to € 41.9 million. In Great Britain, sales fell by 3.3% to € 30.7 million. The Polish affiliate realized a double-digit sales growth of 15.6% to € 27.7 million. Sales in other Eastern Europe and export sales expanded at a similar growth rate (15.4%) with a sales volume of € 66.2 mllion.

USA

Driven by the launch of KUDCo's generic Omeprazole, U.S. sales expanded by 75.2% to € 404.5 million. In US-Dollars, the growth rate was 84%. The generic drug Omeprazole reached sales of € 176.3 million. On the branded side, the cardiovascular products Univasc®/Uniretic® (moexipril; € 62.5m; +9.6%) and Verelan® PM (verapamil HCL; € 36.9m; +10.2%) were important sales contributors.

Asia

The affiliates in Asia continued their rapid sales growth to € 24.8 million (+40.4%).

SCHWARZ PHARMA AG and affiliates

Income Statement (€ million)	Jan. - Dec. 2001	Jan. - Dec. 2002*	Change in %
Net Sales	**767.7**	**963.5**	**25.5%**
Cost of goods sold	301.7	325.1	7.7%
Gross profit	466.0	638.5	37.0%
Selling generell and administrative expense	313.2	378.5	20.9%
Research and development expense	107.0	124.2	16.1%
Amortization of intangible assets	38.4	34.2	-10.9%
Impairment expense FAS 142/144	1.3	3.1	> 100%
Other operating income (expense) - net	10.4	(23.5)	n.m.
Operating result	**16.5**	**74.9**	**353,6%**
Financial result	(4.4)	(9.1)	> 100%
Other income (expense) - net	53.0	14.6	-72.4%
Income before income taxes and minority interest	**65.1**	**80.4**	**23.5%**
Taxes on income	24.8	32.0	29.2%
Minority interest	(0.2)	(0.0)	-89.7%
Net income	**40.5**	**48.4**	**19.5%**
Earnings per share in € **	0.92	1.10	
EBITDA (excluding one-time effect)	80.0	140.8	76.0%
EBIT (excluding one-time effect)	18.9	82.3	> 100%

Adjusted result			
Net income	40.5	48.4	
- Axcan special earnings (net)	(24.4)	0.0	
Adjusted net income	**16.1**	**48.4**	**200.6%**
Earnings per share in € **	0.37	1.10	

* unaudited provisional figures

Number of shares			
**annual average, million units	43.987	44.172	0.4%
annual average, diluted, million units	43.987	44.449	1.1%
Basis, Dec. 31 million units	43.987	44.725	1.7%

Earnings Development: Net income Plus 19.5%

Gross profit for 2002 rose by 37.0% to € 638.5 million, - at a faster rate than sales. This was due to an improved product mix (higher margin products achieved a larger percentage of sales) – driven especially by the introduction of the generic drug Omeprazole.

Selling, general and administrative expense increased at a lower pace than sales. The increase by 20.9% to € 378.5 million was driven by legal expenses and licensing fees associated with generic Omeprazole, higher personnel cost and increased insurance premiums.

Research and development expense increased by 16.1% to € 124.2 million. This reflects the development activities of the SCHWARZ PHARMA-Group in 2002: Up to 3,000 patients were included in clinical studies in more than 400 clinical centers in over 25 countries. The SCHWARZ PHARMA-Group is currently conducting clinical studies for a total of six development projects in the indications neurology and urology.

Amortization of intangible assets declined by 10.9% to € 34.2 million, primarily as a result of the discontinuation of amortization of goodwill under US-GAAP since 1/1/2002. In addition, amortization for several product rights have expired. Impairment expense pursuant to FAS 142/144 included depreciation of product rights both in 2001 and depreciation for investment in a company for 2002.

Other operating income and expense shows expenditures in the amount of € 23.5 million, after a positive figure of € 10.4 million in the previous year. The is primarily due to third party payments (Andrx and Genpharm) by KUDCo for its Omeprazole generic.

The 2002 operating result significantly exceeded the 2001 operating result of € 16.5 million and rose to € 74.9 million.

The financial result (-€ 9.1 million) reflects the normal use of debt in 2002, whereas the 2001 figure contained substantial interest payments from Axcan. Such interest payments will no longer be received, since AXCAN Pharma Inc., Canada had fully paid off the remaining purchase price for all shares in the joint venture AXCAN SCHWARZ LLC at the end of June 2001.

Other operating income and expenses fell significantly, as the remaining purchase price in the amount of € 42.9 million for AXCAN SCHWARZ LLC had been reflected in the previous year. Adjusted for this non-recurring earnings, other operating income and expenses increased from € 10.1 million to € 14.6 million. The sale of product rights in Spain, Italy and the U.S., which are no longer in the strategic focus of the SCHWARZ PHARMA GROUP, as well as revenues from the sale of marketable securities were the reason for this increase.

Income before taxes in 2002 was € 80.4 million. This is € 15.3 million or 23.5% more than in the previous year. Due to the higher profits which were taxable in the U.S., taxes on income increased by 29.2% to € 32.0 million. Consequently, the net income was € 48.4 million, which represents an increase by 19.5%.

Adjusted for the 2001 Axcan non-recurring earnings, which had a net positive effect of € 24.4 million, SCHWARZ PHARMA was able to triple its net income to € 48.4 in 2002 compared to the amount of € 16.1 million in the previous year.

Corresponding earnings per share for 2002 were € 1.10.

The number of shares doubled as a result of a stock split on July 15, 2002 (ratio 1:2) to 43.987 million. Additional shares from the stock option program and shares from own holdings were floated. As a result the current 44.725 million shares are outstanding. The average number of shares outstanding in 2002, relevant for the calculation of the earnings per share 2002, was 44.172 million shares.

The information here is based on provisional unaudited figures. Schwarz Pharma will publish its Annual Report 2002 on the Internet by the end of March 2003: www.schwarzpharma.com

Ordinary Dividend: € 0.60 per share

For the 2002 fiscal year, the Executive Board of SCHWARZ PHARMA AG proposes an ordinary dividend of € 0.60 per share. This represents a pay-out ratio of 55% of net income. For the fiscal year 2001 the company paid an ordinary dividend of € 0.30 per share. This was added up by an one off bonus of € 0.30 per share in view of the non-recurring earnings from Axcan. (figures 2001 adjusted by share split 1:2)

SCHWARZ PHARMA AG and Affiliates

Cash Flow Statement (€ million)	Jan. - Dec. 2001	Jan. - Dec. 2002*	Change in %
Cash Flow from Operating Activities	71.2	190.4	>100 %
Cash Flow used in Investing Activities	(95.6)	(11.1)	-88.4%
Cash Flow use in / provided by Financing Activities	31.8	(35.6)	n.m.
Effects of exchange rates	0.9	(14.7)	n.m.
Changes in cash and cash equivalents	**8.3**	**129.0**	**> 100%**
Cash and cash equivalents at beginning of period	24.0	32.3	34.5%
Cash and cash equivalents at end of period	**32.3**	**161.3**	**> 100%**

Balance Sheet

(€ million)	Dec. 31 2001	Dec. 31 2002*	Change in %
CURRENT ASSETS			
Cash and cash equivalents	32.3	161.3	>100%
Marketable securities	12.0	3.7	-69.1%
Accounts receivable, less allowance	125.7	148.0	17.7%
Inventories	87.3	94.1	7.8%
Other current assets	34.0	35.0	3.1%
Total current assets	**291.3**	**442.1**	**51.8%**
Property, plant and equipment	193.0	172.0	-10.9%
Goodwill and other intangible assets	348.7	295.2	-15.3%
Long-term investments and other assets	71.9	107.3	49.2%
	904.9	**1,016.6**	**12.3%**
LIABILITIES			
Short-term debt and current portion of long-term debt	129.7	62.5	-51.8%
Other current liabilities	145.5	288.4	98.2%
Total current short-term liabilities	**275.2**	**350.9**	**27.5%**
Long-term debt	45.2	83.8	85.5%
Pension and other non-current liabilities	41.3	51.6	24.9%
Shareholders' equity	543.3	530.4	-2.4%
	904.9	**1,016.6**	**12.3%**
Number of employees (Dec. 31)	3,542	3,744	5.7%
Number of employees (average)	3,428	3,739	9.1%

* unaudited provisional figures

Statement of Cash Flows and Balance Sheet

Cash flow from operating activities increased by 167.5% to € 190.4 million. This was primarily driven by the launch of the generic product Omeprazole.
Net cash flow used in investing activities was € 11.1 million, compared to € 95.6 million in 2001. SCHWARZ PHARMA invested € 21.9 million in property, plant and equipment, compared to € 32.9 million in 2001. Investments in intangible assets were € 8.2 million (2001: € 60.7m), primarily invested in software and product rights. This was compensated by the sale of product rights in Spain, Italy and the U.S., and by the proceeds from the sale of securities amounting to € 19.0 million.
Cash flow used in financing activities amounted to € 35.6 million compared to € 31.8 million in the previous year.
Cash flow from the base business was used to reduce short-term debt.
Compared to the status on January 1, 2002, the liquid funds of the SCHWARZ PHARMA-Group had increased by € 161.3 million on December 31,2002. The financial structure of the SCHWARZ PHARMA Group has made a positive change as of December 31, 2002. Short-term debt was reduced while long-term debt was simultaneously increased. Thus, SCHWARZ PHARMA is taking advantage of the current favorable interest rates and has achieved increased planning security for the future. Since the funds from the Omeprazole market launch were only received on the financial statement deadline, no other debt has been reduced.
Exchange rate effects have led to a slight equity capital reduction of 2.4%. As a result, the equity ratio was 52.2% compared to 60.0% at the end of 2001. The balance sheet total on December 31, 2002 increased by 12.3% to € 1,016.6 million.

In 2002, the number of employees has increased by 202 to 3,744. The new employees were primarily hired in marketing and sales in Germany, Eastern Europe and Asia and in clinical development.

The 4th Quarter of 2002

SCHWARZ PHARMA AG and Affiliates

Income Statement (€ million)	Oct. - Dec. 2001	Oct. - Dec. 2002	Change in %
Net Sales	**201.5**	**372.7**	**85.0%**
Cost of goods sold	81.7	99.1	21.3%
Gross profit	119.8	273.7	> 100%
Selling, general and administrative expense	75.6	134.6	78.0%
Research and development expense	36.9	40.8	10.5%
Amortization of intangible assets	9.3	9.2	-1.2%
Impairment expense FAS 142/144	0.0	3.1	n.m.
Other operating income (expense) - net	3.0	(26.7)	n.m.
Operating result	**1.0**	**59.3**	**> 1000%**
Financial result	(2.2)	(2.4)	11.0%
Other income (expense) - net	2.9	0.7	-74.3%
Income before income taxes and minority interest	**1.7**	**57.6**	**> 1000%**
Taxes on income	(0.4)	24.2	n.m.
Minority interest	0.1	0.1	35.0%
Net income	**2.0**	**33.3**	**> 1000%**
Earnings per share in €	0.05	0.75	

Cash Flow Statement (€ million)	Oct. - Dec. 2001	Oct. - Dec. 2002	Change in %
Cash Flow from Operating Activities	(0.8)	164.0	n.m.
Cash Flow used in Investing Activities	(53.1)	(9.4)	-82.3%
Cash Flow from/used in Financing Activities	34.5	(13.8)	n.m.
Effects of exchange rates	0.8	(12.3)	n.m.
Change in cash and cash equivalents	**(18.7)**	**128.6**	**n.s.**
Change in cash and cash equivalents at the beginning of period	51.0	32.8	
Cash and cash equivalents at the end of period	**32.3**	**161.3**	**> 100%**

The "Omeprazole Quarter"

Following the court ruling in October, FDA approval in November and the market launch in December 2002, the entire fourth quarter 2002 was heavily influenced by KUDCo's generic Omeprazole. Fourth quarter 2002 sales of the SCHWARZ PHARMA-Group rose by 85.0% to € 372.7 million Mio. €. Adjusted for the weakening U.S. dollar, the sales increase would even have been 96.8%.
The gross profit grew even stronger than the sales with an increase of € 153.9 million to € 273.7 million.

The growth rate of selling, general and administrative expense was less than the sales growth (+78.0% to € 134.6 million). The driving factor was the cost associated with the generic drug Omeprazole.
Research and development cost increased by 10.5% to € 40.8 million, which corresponds to the development progress of the pipeline.
Amortization essentially remained at the level of the previous year. Impairment expense was applied to product rights as well as to an investment.
Other operating income and expenses were expenditures of € 26.7 million mainly due to third party profit shares for the generic drug Omeprazole.

The operating result in the 4th quarter of 2002 showed a significant increase of € 59.3 million, which is € 58.3 million over the same quarter of the previous year.

The financial result (- € 2.4 million) reflects the current usage of debt.

Net income before taxes increased from € 1.7 million to € 57.6 million. Taxes on income totaled € 24.2 million. Accordingly, the Group net income reached € 33.3 million compared to € 2.0 million in the same quarter of the previous year, or € 0.75 per share.

Omeprazole: Successful market launch

On October 11, 2002, a New York distric court ruled that the wholly owned SCHWARZ PHARMA subsidiary Kremers Urban Development Co. (KUDCo), which is responsible for generic drug business in the U.S., is the only company with a formulation of the gastrointestinal compound Omeprazole that does not infringe on the formulation patents of AstraZeneca. In the same ruling the formulation patents of AstraZeneca were also held valid. As a result, all other generic versions of Omeprazole that infringe these patents cannot be brought to the market. KUDCo received final FDA approval for its generic Omeprazole on November 1, 2002, and launched the product in the U.S. market on December 9, 2002. Sales in December alone were € 176.3 million or US$ 166.1 million.

Outlook: Strong sales and earnings increase

The marketing of the generic Omeprazole will positively contribute to the growth potential of the SCHWARZ PHARMA-Group. We are expecting that our U.S. business will contribute significantly to the overall sales and earnings development in 2003. At the current US-Dollar exchange rate 2003 sales volume is expected to reach the € 1.8 billion mark. As a result, the net income for 2003 may rise to € 200 mllion.

R&D: A second project enters Phase III

The development pipeline of SCHWARZ PHARMA comprises six projects in clinical development in the indications of urology and neurology.

First results of the phase IIb studies of fesoterodine, the compound for the treatment of overactive bladder/urinary urge incontinence, show a significant dose dependent reduction in symptoms. Fesoterodine was well tolerated and showed a favorable efficiacy/safety ratio. Fesoterodine is now ready to move to clinical phase III.

The project with the new compound SPM969 for the treatment of benign prostate hyperplasia is currently in clinical phase I.

The international phase III clinical study program with the Parkinson patch rotigotine CDS is making progress. The results should be available in the first quarter of 2004.
In November 2002 Otsuka Pharmaceutical Co., Tokyo/Japan acquired from SCHWARZ PHARMA the development and marketing rights to rotigotine CDS for the Japanese market.
In a phase II study for the indication of Restless Legs Syndrome (RLS), the date indicate that rotigotine CDS may bring about a dose-related reduction in symptoms. The phase IIb studies are scheduled to begin in 2003.

Phase II, double blind and placebo-controlled studies with harkeroside for the treatment of neuropathic pain show encouraging results for diabetic neuropathy: Clear efficacy and good tolerability in this serious and underserved disease.

The results of an open-label phase II study for the treatment of epilepsy with the compound harkeroside as a adjunctive therapy indicated a 50% reduction of epileptic seizures in a third of all patients. Harkoseride was well tolerated by patients. An international, double blind, placebo-controlled phase IIb study is ongoing.